SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                         CERTIFICATE
Cinergy Corp. et al.                     OF
File No.  70-8587                        NOTIFICATION

(Public Utility Holding Company
Act of 1935)

With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Declaration"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - viz., The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's August 25, 1995 order with respect thereto (Rel. No. 35-26362), Cinergy Services, Inc. hereby notifies the Commission as follows:

1. For the calendar quarter ended September 30, 1995 ("Third Quarter"), the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - of the Applicants at any one time outstanding was as follows: (a)Cinergy - see certificate of notification with respect to the Third Quarter filed with the Commission on behalf of Cinergy in File No. 70-8521; (b) CG&E - $94 million; (c) PSI - $252 million; (d) ULH&P - $27 million; (e) Lawrenceburg - $0; (f)West Harrison - $0; (g) Miami - $0;
(h) Tri-State - $0;  (i) KO - $0.

2. As of the end of the Third Quarter, the Utility Money Pool had not commenced operations.

3. As of the end of the Third Quarter, the Nonutility Money Pool had not commenced operations.

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S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     November 9, 1995

          CINERGY SERVICES, INC.

          By:/s/William L. Sheafer
          Treasurer